

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2020

Jianhua Wu
Chief Executive Officer
Sharing Economy International Inc.
M03, 3/F, Eton Tower
8 Hysan Avenue, Causeway Bay
Hong Kong

      Re: Sharing Economy International Inc.
          Preliminary Information Statement on Schedule 14C
          Filed January 31, 2020
          File No. 001-34591

Dear Mr. Wu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Technology

cc: Thomas E. Puzzo, Esq.